Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

GE Investments Funds

We consent to the use of our report, dated February 27, 2012, with respect to the statements of assets and liabilities of the Total Return Fund, a series of GE Investments Funds, as of December 31, 2011 and the related statements of operations for the year then ended, statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years or periods in the five-year period then ended, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accountant” in the Statement of Additional Information.

Boston, Massachusetts

December 28, 2012